Exhibit 99.1

Enlivex Presents New Clinical Data Demonstrating Early Resolution of Cytokine Storms in Sepsis Patients Treated with Allocetra at the International Society for Cellular Therapy 2020 Paris Virtual Annual Meeting

- Exploratory endpoint analyses demonstrated Allocetra’s potential therapeutic effect in resolving cytokine storms in patients with heterogenous pathologies

Nes Ziona, Israel, May 28, 2020 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV), a clinical-stage immunotherapy company, today announced that new analyses from its recently completed Phase Ib clinical trial of AllocetraTM in patients with  sepsis will be presented as part of an oral presentation at the International Society for Cellular Therapy (ISCT) 2020 Paris-Virtual Annual Meeting at a plenary satellite entitled “Moving ahead at full speed: Immune-Mediated Therapeutics”. The presentation will include  new exploratory endpoint analyses that demonstrated the potential of AllocetraTM to resolve cytokine storms with heterogenous underlying pathologies, as well as previously disclosed safety and efficacy data. ISCT is the global leader focused on pre-clinical and translational aspects of developing cell and gene-based therapeutics, comprising more than 1700 cell and gene therapy experts across five geographic regions and representation from over 60 countries.

Enlivex’s newly presented data tracked the levels of 30+ immune modulators in patients with sepsis before and after AllocetraTM treatment. Abnormal levels of each class of immune modulator (e.g. pro-inflammatory cytokines, anti-inflammatory cytokines, chemokines, etc.) were observed in sepsis patients prior to treatment. Following treatment, patients with dysregulated immune modulators of all classes returned to, or trended towards, levels consistent with immune homeostasis, despite the heterogeneous baseline in cytokine storm profile of immune modulators – including IL-6, TNFα, MCP-1, IL-10 and many others – that were dysregulated differently across patients.

“These new data show that patients with sepsis experience cytokine storms that are highly heterogenous and characterized by dysregulation across multiple immune modulation subsystems,” said Prof. Dror Mevorach, M.D., Chief Scientific and Medical Officer of Enlivex. “This is significant because we believe the data hightlight the unmet need for sepsis treatments that simultaneously target each dysregulated immune subsystem, rather than a single cytokine or biological pathway. The data presented at the ISCT meeting demonstrated that AllocetraTM has the potential to effectively address this unmet need and further supports the safety and efficacy profile of our lead product candidate in severe sepsis patients. Additionally, we believe that these results also support the use of AllocetraTM in other cytokine storm conditions such as those resulting from COVID19.”

The oral presentation, “Resolution of cytokine storm associated with sepsis by apoptotic cells (AllocetraOTS) administration,” will be delivered by Prof. Mevorach. Highlights from the presentation include:

●	All patients had elevated pro- and anti-inflammatory cytokines, chemokines, and additional immune modulators that steadily decreased following AllocetraTM treatment.
●	Study subjects (N=10) had a mortality rate of 0% compared to a mortality rate of 27% in matched historical controls (N=37).
●	Study subjects exhibited rapid resolution of organ dysfunction and had significantly shorter ICU stays (p<0.0001) compared to matched historical controls.
●	No serious adverse events or definite treatment-related adverse events were reported with AllocetraTM treatment.

Oren Hershkovitz, Ph.D., Chief Executive Officer of Enlivex, said, “We are highly encouraged by these new data from our Phase Ib trial, which provide supporting clinical data to Allocetra’sTM mechanism of action and our upcoming Phase IIb study. The heterogenous nature of cytokine storms could potentially explain why there are no available therapies for sepsis, and underscores the rationale behind our development of AllocetraTM, which has been designed to activate natural rebalancing pathways and have a homeostatic effect across various immune subsystems. Importantly, we believe that the post-treatment data showing the homeostatic effect of AllocetraTM highlight its potential not only in sepsis, but also in similar pathologies associated with cytokine storms.”

STUDY DESIGN
The aim of the Phase Ib study was to determine the safety and efficacy profile and tolerability of AllocetraTM, in subjects admitted to the emergency room with sepsis. AllocetraTM (140x106 cells/kg) was administered in either a single dose to six patients at day 1 or in two doses to four additional patients at days 1 and 3.Patients were followed for 28 days. The study subjects were also compared to historical controls hospitalized in the ICU, matched by age, gender, Sequential Organ Failure Assessment (SOFA) score, and infection source.

ABOUT ENLIVEX
Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs), as well as solid tumors immune-checkpoint rebalancing.  For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT:
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com